FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information that Banco de Chile placed certain bonds in the local market.

Santiago, January 14, 2026

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”), duly authorized for this purpose, I inform you the following as Material Information regarding this institution:

Today, January 14, 2026, the placement in the local market of three senior, dematerialized and bearer bonds issued by Banco de Chile was carried out.

The specific conditions of this placement were the following:

•	Serie FU Bonds, registered in the CMF’s Securities Registry under number 11/2022, for a total amount of Chilean UF (CLF) 500,000, with a maturity date of November 1, 2032, and an average placement rate of 2.81%.
•	Serie GG Bonds, registered in the CMF’s Securities Registry under number 11/2022, for a total amount of Chilean UF (CLF) 350,000, with a maturity date of May 1, 2035, and an average placement rate of 2.89%.
•	Serie HW Bonds, registered in the CMF’s Securities Registry, with registration number 20240002 dated April 5, 2024, for a total amount of Chilean UF (CLF) 300,000, with a maturity date of June 1, 2044, and an average placement rate of 2.91%.

Sincerely,

Sergio Karlezi Aboitiz

Treasury Division Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2026

Banco de Chile

/s/ Sergio Karlezi Aboitiz
By:	Sergio Karlezi Aboitiz
Treasury Division Manager